Exhibit 99.1

RISE Education Provides Updates on the First Quarter 2021 Numbers of New Enrollments and Students in Class

BEIJING, April 14th, 2021 – Rise Education Cayman Ltd (“RISE”, or “the Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its new enrollments for the first quarter 2021 and students in class as of March 31, 2021.

	Q1 2021	Q4 2020	Q1 2020
Number of New students enrolled for regular courses (Rise Start+Rise On)	5,846	8,023	1,507
Number of New students enrolled for other Rise courses (Rise Up/Can-Talk/other Rise online courses/STEAM/Edge/light courses)	42,962	3,231	32,551
Total	48,808	11,254	34,058
Number of students in class for Rise regular courses (Rise Start+Rise On)	46,441	47,724	52,585

New students enrolled for Rise regular courses (including Rise Start and Rise On programs) in the first quarter of 2021 were 5,846, compared with 8,023 for the preceding quarter and 1,507 for the first quarter of 2020. New students enrolled for other Rise courses (including Rise Up, Can-Talk, other Rise online courses, STEAM, courses provided by The Edge learning centers and light courses) were 42,962 in the first quarter of 2021, compared with 3,231 for the preceding quarter and 32,551 for the first quarter of 2020. The quarter-over-quarter decrease in the number of new students enrolled for Rise regular courses was mainly due to strong seasonality in the ELT market, where student enrollments are usually lower during the Chinese New Year season in the first quarter, while the year-over-year increase was mainly attributable to the development of RISE’s OMO capabilities over the past year, providing operational flexibility for classes to continue online when the offline operation of learning centers were suspended in north China during the same period last year as a result of the outbreak of the COVID-19 pandemic. The year-over-year and quarter-over-quarter increases in the number of the new students enrolled for other Rise courses were mainly attributable to: (i) the online light course program “The Great Chinese New Year” launched in February 2020, which achieved more than 35,000 paid enrollments; and (ii) a significant increase in the number of new students enrolled for other Rise online courses compared with historical periods as a result of our implementation of diversified customer acquisition strategies in 2021.

Students in class for Rise regular courses were 46,441 as of March 31, 2021, a decrease of 1,283 from 47,724 as of December 31, 2020 and a decrease of 6,144 from 52,585 as of March 31, 2020. The decrease in the number of students in class was primarily due to the resurgence of COVID-19 pandemic in certain regions in January 2021, which led to the suspension of offline operations of learning centers in Beijing and Shijiazhuang and a chain effect of lowered new student enrollments and an increase in refunds. However, with the recovered retention rate in March and the gradual reopening of certain offline learning centers, we expect the number of students in class to be back on track by the end of the second quarter this year.

New enrollments and students in class numbers represent only one of the metrics of the Company’s business performance and should not be relied upon as an indicator of quarterly financial results, which may vary depending on a variety of factors, including tuition fees refunded, cost of sales, operating expenses, and certain other factors.

About RISE

RISE is a leading service provider in China’s junior ELT market, which refers to after-school English teaching and tutoring services provided by private education institutions to students aged three to 18. We pioneered the “subject-based learning” teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science, are used to teach English. RISE courses use interactive courseware to create an immersive English learning environment that helps students learn to speak and think like a native speaker. For more information, please visit http://ir.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2019.

For investor and media inquiries, please contact:

Aaron Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

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